IMPORTANT INFORMATION ABOUT THE OFFER AND MERGER

The following is a summary of the tender offer, announced and commenced on September 12, 2013, by TAMCO Acquisition, LLC (the “Purchaser”), a wholly subsidiary of TAMCO Holdings, LLC (the “Parent”) (the “Offer”) to purchase all the outstanding shares of common stock of the Titanium Asset Management Corp. (the “Company”) not presently owned by Parent or Purchaser at a price of $1.08 per share, net to the seller in cash without interest. The Offer is being made pursuant to the merger agreement (the “Merger Agreement”) that the Company, Parent and Purchaser entered into and announced on September 9, 2013. This summary is not an offer to purchase or a solicitation of an offer to sell securities of Titanium Asset Management Corp.

In connection with the Offer, Parent and Purchaser are mailing to the Company’s stockholders an Offer to Purchase and related materials, and the Company is mailing to its stockholders a Solicitation/Recommendation Statement. Parent and Purchaser have filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, including an Offer to Purchase and Letter of Transmittal, setting forth in detail the terms of the Offer. The Company has filed with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the Company’s board of directors (based on the unanimous recommendation of the special committee of independent and disinterested, non-executive directors) that the Company’s stockholders tender their shares in the Offer. The Offer is being made solely pursuant to the Offer to Purchase, Letter of Transmittal and related materials. Company stockholders are urged to read these materials carefully, since they contain important information, including the terms and conditions of the Offer. Company stockholders may obtain a free copy of these materials and other documents relating to the Offer and the Merger filed by Parent and Purchaser or the Company with the SEC at the website maintained by the SEC at www.sec.gov.

Questions and requests for assistance regarding the Offer (including requests for copies of the materials) may be directed to Morrow & Co., LLC, the information agent for the tender offer, at its location and telephone numbers set forth below.

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms call collect: (203) 658-9400

All others call toll free: (800) 607-0088

Email: tender.info@morrowco.com

Copies of the materials may also be obtained at the document links below.

Contents

•	Overview
•	Questions and Answers regarding the Offer
•	Documents related to the Offer
•	Documents related to the Merger

Overview

The Company and Parent announced on September 12, 2013 that Purchaser commenced its previously announced tender offer for all the outstanding shares of common stock of the Company at a price of $1.08 per share, net to the seller in cash without interest. The Offer is being made pursuant to the Merger Agreement.

After due consideration, a special committee comprised solely of independent and disinterested directors of the Company, and the board of directors of the Company in accordance with the recommendation of the special committee, (i) approved the Merger Agreement, the Offer, the merger of the Company with and into Purchaser following the consummation of the Offer (the “Merger”), and the other transactions contemplated by the Merger Agreement and (ii) determined that the terms of the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the unaffiliated stockholders of the Company. After consultation with the Company’s nominated adviser, the directors of the Company (other than any director who is involved in the transaction as a related party) consider the terms of the transactions contemplated by the Merger Agreement to be fair and reasonable to the Company’s Stockholders (excluding Parent, Purchaser and their affiliates). In accordance with the recommendation of the special committee, the board of directors of the Company recommends that stockholders of the Company accept the Offer and tender their shares in the Offer, and if required by applicable law, adopt the Merger Agreement.

The Offer will expire at midnight, New York City time, on October 9, 2013, unless extended or earlier terminated in accordance with the Merger Agreement. Tenders of shares must be made on or prior to the expiration of the Offer and may be withdrawn at any time on or prior to the expiration of the Offer. The Offer is subject to a number of terms and conditions described in the Offer to Purchase that was filed with the SEC and distributed to stockholders.

Parent is an entity principally owned and controlled by the senior management of the Company, including Robert Brooks, Brian Gevry, Michael Bee, Timothy Hyland, Bartlett McCartin and Norman Sidler, who are directors of the Company. Parent currently owns 53.6% of the outstanding shares of the Company’s common stock.

Following completion of the Offer and the satisfaction or waiver of certain conditions, the Company intends to effect the Merger. As a result of the Merger, all outstanding shares of the Company’s common stock, other than shares held by Parent or Purchaser and shares held by the Company’s stockholders who are entitled to and have properly exercised appraisal rights under Delaware law, will be automatically cancelled and converted into the right to receive $1.08 per share in cash. In certain cases, the parties have agreed to proceed with a one-step merger transaction if the Offer is not completed. Following the Merger being effected, the Company will become a wholly owned subsidiary of Parent and the Parent will seek to cancel the admission of the Company’s stock from AIM.

Questions and Answers Regarding the Offer (excerpt from the Offer to Purchase)

Set forth below is a selected excerpt from Parent and Purchaser’s Offer to Purchase that the Company believes is useful to its stockholders in understanding the Offer and the Merger. To better understand the Offer and Merger and for a complete description of the legal terms of the Offer and Merger, you should read the Offer to Purchase and the Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth above. Unless otherwise indicated in this section titled “Questions and Answers Regarding the Offer” or the context otherwise requires, all references in this section to “we,” “our” or “us” refer to Purchaser and all cross references refer to sections of Parent and Purchaser’s Offer to Purchase. Capitalized terms not otherwise defined in the following excerpt shall have the meanings set forth in the Offer to Purchase.

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Who is offering to buy my Shares?

TAMCO Acquisition, LLC, or Purchaser, a direct wholly-owned subsidiary of TAMCO Holdings, LLC, or Parent, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware limited liability company that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into the Company (which we refer to as the “Merger”) with the Company continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a direct wholly-owned subsidiary of Parent. Parent currently owns approximately 53.6% of the outstanding Shares. See “Introduction” and Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Parties”.

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, other than the Shares owned by Parent and Purchaser. See “Introduction” and Section 1—“Terms of the Offer”.

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Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in the Company. If the Offer is successful, Parent intends to cause Purchaser to consummate the Merger immediately after consummation of the Offer. Upon consummation of the Merger, the Company will become a direct wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $1.08 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares (i.e., a stock certificate representing Shares has been issued to you in your name) and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See “Introduction,” Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares”.

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger, dated as of September 9, 2013 (which we refer to as the “Merger Agreement”), provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement; Other Agreements”.

What does the Board of Directors recommend?

The Board of Directors, based on the unanimous recommendation of the Special Committee, has unanimously (other than the Parent Directors, each of whom abstained) adopted resolutions: (i) approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) determining that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, reasonable and in the best interests of the stockholders of the Company (other than Parent, Purchaser and their affiliates); (iii) recommending that the holders of Shares (other than Parent, Purchaser and their affiliates) accept the Offer and tender their Shares pursuant to the Offer; and (iv) recommending that the holders of Shares (other than Parent, Purchaser and their affiliates) adopt the Merger Agreement.

See “Introduction” and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which we refer to as the “Schedule 14D-9”) to be filed with the United States Securities and Exchange Commission (which we refer to as the “SEC”) and furnished to stockholders in connection with the Offer.

What are the most significant conditions to the Offer?

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things:

•	there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time, a number of Shares (1) that represents at least a majority of the Shares, excluding Shares owned by Parent, Purchaser, any direct or indirect equityholder of Parent, or any Parent Director or executive officer of the Company or any of its subsidiaries, outstanding as of immediately prior to the Expiration Time and (2) that, when added to the number of Shares owned by Parent and Purchaser as of immediately prior to the Expiration Time, plus the number of Shares to be purchased by Purchaser pursuant to the Top-Up (as defined below), represents at least one Share more than 90% of (x) the outstanding Shares as of immediately prior to the Expiration Time plus (y) the number of Shares to be purchased by Purchaser under the Top-Up (the foregoing clauses (1) and (2), collectively, the “Minimum Tender Condition,” and such number of Shares equal to the sum of the Shares described in the foregoing clauses (x) and (y), the “Fully Diluted Share Number”); and

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•	Parent and Purchaser shall have received the proceeds of the debt financing pursuant to the letter agreement between Park Bank and Parent (the “Financing Commitments”) (the “Financing Condition”).

Based on information provided to Purchaser by the Company, as of September 9, 2013, there were 19,744,824 Shares outstanding. Assuming no additional Shares or other rights exercisable for Shares are issued after September 9, 2013, the aggregate number of Shares that Purchaser must acquire in the Offer in order to satisfy the Minimum Tender Condition, including such Shares owned by Parent and Purchaser as of immediately prior to the Expiration Time, equals approximately 72.7% of the outstanding Shares as of September 9, 2013.

The offer is also subject to other conditions. See Section 15—“Conditions of the Offer”.

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. Purchaser estimates that it will need up to approximately $10.2 million to purchase all of the issued and outstanding Shares (other than Shares owned by Parent or Purchaser immediately prior to the Expiration Time, which Shares shall be automatically canceled without consideration in connection with the consummation of the Merger), consummate the Merger and to pay related fees and expenses. Purchaser expects to receive sufficient funds from Park Bank pursuant to the Financing Commitments in order to purchase all of the Shares. The Offer, however, is subject to the Financing Condition. See Section 9—“Source and Amount of Funds” and Section 15—“Conditions of the Offer”.

Is your financial condition relevant to my decision to tender in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger; and

•	we have received the Financing Commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

See Section 9—“Source and Amount of Funds,” Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Conditions of the Offer”.

Do you have interests in the Offer that are different from my interests as a stockholder of the Company?

Yes. Our interests and our corporate affiliates’ interests in the Offer (and the Merger) are different from those of stockholders being asked to tender their Shares. In particular, our financial interests with regard to the price to be paid in the Offer (and the Merger) are adverse to the interests of stockholders being asked to sell their Shares. Also, if you tender your Shares pursuant to the Offer or your Shares are converted to cash in the Merger, you will cease to have any interest in the Company and will not have the opportunity to participate in the future earnings or growth, if any, of the Company or bear the burden and risks of any decrease in value of the Company. On the other hand, we will benefit from any future increase in the value of the Company and will also bear the burden and risks of any future decrease in the value of the Company. See Section 12—“Purposes and Reasons for the Offer; Plans for the Company After the Offer and Merger”.

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Do any of the directors and officers of the Company have interests that differ from the interests of other stockholders?

Yes. Pursuant to the Merger Agreement, Parent and Purchaser agreed that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees of the Company or any of its subsidiaries, as provided in the certificate of incorporation or bylaws or other organizational documents or in any agreement will survive the Offer or the Merger and will continue in full force and effect and will not be, for a period of six years from the date of the Merger, modified in any manner that would adversely affect the rights of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its subsidiaries.

Parent also agreed pursuant to the Merger Agreement, for a period of six years after the Effective Time, to cause to be maintained in effect the current or substitute policies of officers’ and directors’ liability insurance maintained by the Company and its subsidiaries, up to a maximum annual amount equal to 300% of the annual premium currently paid by the Company under the current policies, but in such case shall purchase as much coverage as may be obtained for such amount.

How long do I have to decide whether to tender in the Offer?

You have until midnight, New York City time, on October 9, 2013, to tender your Shares in the Offer, unless the Offer is either extended or terminated, each in accordance with the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by Continental Stock Transfer & Trust Company, in its capacity as depositary for the Offer (which we refer to as the “Depositary”) within three trading days on the London Stock Exchange. In addition, if we extend the Offer, you will have additional time to tender your Shares. If your Shares are held by a broker, dealer, trust company, bank or other nominee, you should contact your broker, dealer, trust company, bank or other nominee as they may require advance notification before the Expiration Time of the Offer. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. We may (and, in some cases, be required to) extend the Offer beyond its initial Expiration Time. In no event will we be required to extend the Offer beyond December 9, 2013 (the “End Date”) under the terms of the Merger Agreement. We have agreed in the Merger Agreement that, without the consent of the Company, we may extend our Offer beyond its initial Expiration Time for any period required by any applicable rule or regulation of the SEC or the London Stock Exchange. Pursuant to the Merger Agreement, so long as the Merger Agreement has not been terminated in accordance with its terms, we must extend the Offer for one or more successive periods of not more than ten (10) business days ending no later than the End Date if any conditions to the Offer have not been satisfied or waived at any Expiration Time.

Following our acceptance of Shares tendered in the Offer, we may, in certain circumstances, provide one or more subsequent offering periods which shall be not less than three (3) nor more than ten (10) business days in the aggregate in accordance with Rule 14d–11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration time of the Offer. An amendment to this Offer to Purchase providing for the extension will also be filed with the SEC. See Section 1—“Terms of the Offer”.

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How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary not later than the Expiration Time. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), your Shares can be tendered by your nominee. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three London Stock Exchange trading days. See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Until what time may I withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time or any extension thereof. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after November 11, 2013, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights”.

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such written notice, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights”.

Upon the successful consummation of the Offer, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer and the Top-Up, if any, we plan to immediately consummate the Merger. If the Merger takes place, the Company will no longer be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, then there may be so few remaining stockholders and publicly held Shares that there may not be an active public trading market for the Shares (the Shares would remain eligible to trade on AIM, a market operated by the London Stock Exchange (“AIM”), but might not be eligible to trade on any other securities exchange). The Company, however, may continue to be required to make filings with the SEC and otherwise comply with the rules of the SEC relating to publicly held companies pursuant to the requirements in the Company’s Investor Rights Agreement, dated June 21, 2007 and filed with the SEC on July 25, 2008 (the “Investor Rights Agreement”). See Section 13—“Certain Effects of the Offer and Merger”.

If you do not consummate the Offer, will you nevertheless consummate the Merger?

In the event that the Minimum Tender Condition is not met, and in certain other circumstances, the Company, Purchaser and Parent have the right, but not the obligation, to consummate the Merger without the prior completion of the Offer, after receipt of the affirmative vote of the holders of a majority of the voting power of the outstanding Shares for the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to conditions similar to the Offer conditions, except for the addition of a condition that Parent, as majority stockholder, has executed and delivered a written consent authorizing and adopting the Merger Agreement and the inapplicability of the Minimum Tender Condition.

If we do not consummate the Offer and Purchaser elects to consummate the Merger, Purchaser will execute a written consent authorizing and approving the Merger in its capacity as majority stockholder. In such an event, the Company shall separately mail an information statement related to that corporate action to all of the holders of Shares. We are not asking you to take any action with respect to the Merger at this time. See Section 11—“The Merger Agreement; Other Agreements”.

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If I object to the Offer Price, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will be entitled to appraisal rights in connection with the Merger under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more or less than the price that we are offering to pay you for your Shares in the Offer. See Section 12—“Purposes and Reasons for the Offer; Plans for the Company After the Offer and Merger” ..

If I decide not to tender, how will the Offer affect my Shares?

Regardless of whether the Offer is consummated, the Merger may occur subject to the satisfaction of certain conditions, including stockholder approval if required by applicable law. If the Merger is consummated, then stockholders not tendering their Shares in the Offer (other than Parent, Purchaser or the Company or any stockholder who is entitled to and properly exercises appraisal rights under Delaware law) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger is consummated, the only difference between tendering your Shares and not tendering your Shares is that if you tender your Shares, you may be paid earlier and you will not be entitled to appraisal rights. If the Merger does not take place as described above, the Company, however, may continue to be required to make filings with the SEC and otherwise comply with the rules of the SEC relating to publicly held companies pursuant to the requirements in the Investor Rights Agreement. See “Introduction” and Section 13—“Certain Effects of the Offer and Merger”.

What is the market value of my Shares as of a recent date?

On April 17, 2013, the last trading day before Parent publicly announced its initial proposal to acquire the Company for $1.00 per Share, the last sale price of the Shares reported on the London Stock Exchange was $0.85 per Share. On September 6, 2013, the last trading day before we announced the Offer, the last sale price of the Shares reported on the London Stock Exchange was $1.25 per Share. On September 11, 2013, the last trading day before we commenced the Offer, the last sale price of the Shares reported on the London Stock Exchange was $1.25 per Share. The six-month average closing price of the Shares through September 6, 2013 is $1.10 per Share. We encourage you to obtain a recent quotation for the common stock of the Company before deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends” .

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with the execution of the Merger Agreement, certain directors and officers of the Company and other direct or indirect equityholders of Parent (collectively, the “Supporting Stockholders”) entered into tender and support agreements (the “Support Agreements”) whereby each agreed, subject to certain exceptions, to tender and not withdraw their Shares in the Offer and granted Purchaser a limited irrevocable proxy to vote such Shares in favor of the Merger. The Supporting Stockholders own, in the aggregate, 934,714 shares, representing approximately 4.7% of the total outstanding Shares. See Section 11—“The Merger Agreement; Other Agreements” .

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $1.08 in cash, without interest, less any applicable withholding taxes promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares” contained in the Offer to Purchase.

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What is the Top-Up and when could it be exercised?

If Parent and Purchaser acquire at least one more Share than 90% of the Fully Diluted Share Number, including through exercise of the Top-Up, Purchaser may consummate the Merger through the “short form” procedures available under Delaware law. The Company has granted to Purchaser an irrevocable right (which we refer to as the “Top-Up”), which Purchaser may exercise immediately following consummation of the Offer, if necessary, to purchase from the Company up to a number of newly issued, fully paid and nonassessable Shares that, when added to the number of Shares directly or indirectly owned by Parent and Purchaser immediately following consummation of the Offer, constitutes one Share more than 90% of the Fully Diluted Share Number immediately after the issuance of the Shares under the Top-Up. However, the Top-Up may not be exercised to purchase an amount of Shares in excess of the number of Shares authorized and unissued (treating Shares owned by the Company as treasury stock as unissued) and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up. Purchaser may exercise the Top-Up if the number of Shares tendered and not validly withdrawn in the Offer, when added to the number of Shares owned by Parent and Purchaser immediately following the consummation of the Offer, does not represent at least one more Share than 90% of the Fully Diluted Share Number. See Section 12—“Purposes and Reasons for the Offer; Plans for the Company After the Offer and Merger” and Section 16— “Certain Legal Matters; Regulatory Approvals” contained in the Offer to Purchase.

What are the material United States federal income tax consequences of the Offer and the Merger?

If you are a United States Holder (as defined in Section 5—“Certain United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction to you for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference, if any, between your adjusted tax basis in the Shares you tender or exchange and the amount of cash you receive for those Shares. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize generally will be a capital gain or loss and will be treated as a long-term capital gain or loss if, in general, you have held such Shares for more than one year as of the date of the closing of the sale or exchange. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger. See Section 5—“Certain United States Federal Income Tax Consequences” contained in the Offer to Purchase for a discussion of certain United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Whom should I talk to if I have additional questions about the Offer?

You may call Morrow & Co., LLC, the Information Agent for the Offer, toll-free at (800) 607-0088. Banks and brokers may call collect at (203) 658-9400.

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Documents related to the Offer

•	Offer to Purchase for Cash All Outstanding Shares of Common Stock
•	Company’s Solicitation/Recommendation Statement
•	Letter of Transmittal
•	Internal Revenue Service Form W-9
•	Notice of Guaranteed Delivery

Documents related to the Merger

•	Agreement and Plan of Merger by and among TAMCO Holdings, LLC, TAMCO Acquisition, LLC and Titanium Asset Management Corp. dated as of September 9, 2013

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Forward-Looking Statements

This summary contains forward-looking statements relating to the potential acquisition of the Company by Parent and Purchaser. The Company intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and includes this statement for purposes of complying with these safe harbor provisions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control and which could materially affect actual results. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of the Company’s stockholders will tender their shares in the Offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially from current expectations include, but are not limited to, those set forth in the reports that we file from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2012 and our quarterly and current reports on Forms 10-Q and 8-K. The forward-looking statements contained herein reflect the Company’s expectations as of the commencement of the Offer. Except as otherwise required by the federal securities laws, the Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein (or elsewhere) to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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